BD 3/5

SECURI[illegible] 03013350 [illegible]ISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
|---|
| 8- 49855 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCF Provident Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Beznazian 617-367-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.A. Hall & Co.
(Name – if individual, state last, first, middle name)

183 State St (Address) Boston (City) MA (State) 02109 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark T. Manzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCF Provident Capital Markets, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

Financial & Operations Principal

Title

John A. Hagen

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## PCF PROVIDENT CAPITAL MARKETS, INC.
## (FORMERLY NPV CAPITAL GROUP, INC.)

### INDEX TO REPORT PURSUANT TO RULE 17a-5(d)

### DECEMBER 31, 2002

# R.A. HALL & CO.
Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
PCF Provident Capital Markets, Inc.
Boston, MA

We have audited the accompanying balance sheet of PCF Provident Capital Markets, Inc. (Formerly NPV Capital Group, Inc.) as of December 31, 2002, and the related statement of operations, statement of stockholders' equity and cash flows for the year then ended that you are filing in pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of PCF Provident Capital Markets, Inc. (Formerly NPV Capital Group, Inc.) as of December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. A. Hall + Co.

January 27, 2003
Boston, Massachusetts



**Member SEC and Private Companies Practice Sections, AICPA**
183 State Street ◆ Boston, MA ◆ 02109 ◆ Tel: 617-723-3333 ◆ Fax: 617-723-2769
1300 Massachusetts Ave. ◆ Boxboro, MA ◆ 01719 ◆ Tel: 978-263-3333 ◆ Fax: 978-263-0370
8 Stiles Road ◆ Salem, NH ◆ 03079 ◆ Tel: 603-890-6633 ◆ Fax: 603-893-2806

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2002

## ASSETS

| | |
|---|---|
| CURRENT ASSETS: | |
| Cash | $ 19,027 |
| Total current assets | 19,027 |
| OTHER ASSETS: | |
| Deferred taxes | 9,000 |
| Total other assets | 9,000 |
| TOTAL ASSETS | $ 28,027 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| CURRENT LIABILITIES: | |
| Accounts payable | $ 2,195 |
| Accrued expenses | 2,500 |
| Total current liabilities | 4,695 |
| STOCKHOLDER'S EQUITY: | |
| Preferred stock, $0.001 par value, 2,000 shares authorized, none issued | 0 |
| Common stock, $0.001 par value, 20,000 shares authorized, 210 shares issued and outstanding | 0 |
| Additional Paid-in-Capital | 273,578 |
| Retained deficit | (250,246) |
| Total stockholder's equity | 23,332 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 28,027 |

See accountants' report and accompanying notes to financial statements.

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUE | $ 0 |
| TOTAL REVENUE | 0 |
| EXPENSES: | |
| Professional fees | 45,043 |
| Registration fees | 914 |
| Dues and subscriptions | 882 |
| Licences and permits | 915 |
| Salaries | 16,500 |
| Payroll taxes | 586 |
| Meals and entertainment | 203 |
| Office expense | 1,298 |
| TOTAL EXPENSES | 66,341 |
| LOSS FROM OPERATIONS | (66,341) |
| OTHER (INCOME) EXPENSE: | |
| Interest expense | 25 |
| Interest income | (111) |
| Total other (income) expense - net | (86) |
| NET LOSS BEFORE PROVISION FOR INCOME TAXES | (66,255) |
| PROVISION FOR INCOME TAXES | 9,000 |
| NET LOSS | $ (57,255) |

See accountants' report and accompanying notes to financial statements.

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | PREFERRED STOCK, $0.001 PAR VALUE ISSUED | | COMMON STOCK, $0.001 PAR VALUE ISSUED | | ADDITIONAL PAID - IN CAPITAL | ACCUMULATED DEFICIT | TOTAL |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| BALANCE AT DECEMBER 31, 2001 | 0 | $ 0 | 210 | $ 0 | $ 201,430 | $ (192,991) | $ 8,439 |
| ADDITIONAL CONTRIBUTIONS TO PAID IN CAPITAL | 0 | 0 | 0 | 0 | 80,780 | 0 | 80,780 |
| DISTRIBUTIONS | 0 | 0 | 0 | 0 | (8,632) | 0 | (8,632) |
| NET LOSS | 0 | 0 | 0 | 0 | 0 | (57,255) | (57,255) |
| BALANCE AT DECEMBER 31, 2002 | 0 | $ 0 | 210 | $ 0 | $ 273,578 | $ (250,246) | $ 23,332 |

See accountants' report and accompanying notes to financial statements

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (57,255) |
| Deferred taxes | | (9,000) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Change in operating assets and liabilities: | | |
| Increase (decrease) in: | | |
| Accounts payable | | 2,195 |
| Accrued expenses | | (3,650) |
| Net cash used by operating activities | | (67,710) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Cash distributions to stockholders | | (6,420) |
| Increase in additional paid in capital | | 80,780 |
| Net cash provided by financing activities | | 74,360 |
| NET INCREASE IN CASH | | 6,650 |
| CASH, BEGINNING OF YEAR | | 12,377 |
| CASH, END OF YEAR | $ | 19,027 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for: | | |
| Interest | $ | 25 |
| Income taxes | $ | 0 |

See accountants' report and accompanying notes to financial statements.

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – PCF Provident Capital Markets, Inc. (formerly NPV Capital Group, Inc.) was incorporated in the State of Delaware on December 11, 1996. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on June 16, 1997. The Company's business activities include investment banking activities, financial advisory services and the private placement of securities to institutional and accredited investors.

On February 27, 2002, the company was renamed PCF Provident Capital Markets, Inc.

PCF Provident Capital Markets, Inc. (formerly NPV Capital Group, Inc.) does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

Estimates- The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking and advisory fee revenues are recorded when services are substantially completed and the revenues are reasonably determinable. Placement agent fees are recorded on a trade-date basis.

Income taxes – On September 1, 1996, the Company elected, with consent of its stockholders, small business corporation status for federal and state income tax purposes. On February 28, 2002, the Company terminated it's small business corporation status (See Note 2). All elements of income, expense, credits, etc. are passed through to the stockholders through February 27, 2002. Accordingly, there is no provision for federal and certain state income taxes for that period.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents

## NOTE 2 - INCOME TAXES

The Company terminated it's small business corporation status effective February 28, 2002. Therefore the corporation follows SFAS No. 109 "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

NOTE 2 – INCOME TAXES (CONTINUED)

The corporation's income tax provisions consist of the following:

| | |
|---|---|
| Federal | |
| Current | $ 0 |
| Deferred | $ 9,000 |
| Total | $ 9,000 |

At December 31, 2002, for federal income tax purposes, the Company had a net operating loss carryforward of approximately $57,275 which will expire at various dates through 2017 subject to certain limitations. The Company's deferred tax asset results principally from its net operating loss carryforward

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, the Company had net capital of $23,332, which exceeded the statutory requirements by $18,332. The Company's ratio of aggregate indebtedness to net capital was .26 to 1 at December 31, 2002.

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2002

## COMPUTATION OF NET CAPITAL

**NET CAPITAL**

| | | |
|---|---|---|
| CREDITS: | | |
| Stockholder's equity | $ | 23,332 |
| LESS: NON-ALLOWABLE ASSETS | | |
| Fixed assets | | 0 |
| Net capital before haircut on security position | | 23,332 |
| Haircut on security position | | 0 |
| NET CAPITAL | $ | 23,332 |

## COMPUTATION OF MINIMUM NET CAPITAL

| | | |
|---|---|---|
| Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness of $4,695 or $5,000 | $ | 5,000 |
| EXCESS NET CAPITAL | $ | 18,332 |
| AGGREGATE INDEBTEDNESS: | | |
| Accounts payable | $ | 2,195 |
| Accrued expenses | | 2,500 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 4,695 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .26 TO 1 |

PCF PROVIDENT CAPITAL MARKETS, INC.
(FORMERLY NPV CAPITAL GROUP, INC.)
OTHER INFORMATION
DECEMBER 31, 2002

Information relating to the possession or control requirements under SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as December 31, 2002.

Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

There are no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2002 Form X-17A-5 Part IIA filing.

R.A. HALL & CO.
Certified Public Accountants

**Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
PCF Provident Capital Markets, Inc.
(Formerly NPV Capital Group, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of PCF Provident Capital Markets, Inc. (formerly NPV Capital Group, Inc.) for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member SEC and Private Companies Practice Sections, AICPA
183 State Street ◆ Boston, MA ◆ 02109 ◆ Tel: 617-723-3333 ◆ Fax: 617-723-2769
1300 Massachusetts Ave. ◆ Boxboro, MA ◆ 01719 ◆ Tel: 978-263-3333 ◆ Fax: 978-263-0370
8 Stiles Road ◆ Salem, NH ◆ 03079 ◆ Tel: 603-890-6633 ◆ Fax: 603-893-2806

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we not no matters involving internal control structure that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 and not facts came to our attention indicated that such provisions had not been complied with during the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of the Board or Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

R.A. Hall + Co

R. A. HALL & CO.
Certified Public Accountants

Boston, Massachusetts
January 27, 2003